245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 29, 2016

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Revere Street Trust (the trust): File No. 811-07807

Fidelity Cash Central Fund

Fidelity Municipal Cash Central Fund

Fidelity Securities Lending Cash Central Fund

Fidelity Tax-Free Cash Central Fund (the fund(s))

Amendment No. 41

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the trust is an amendment to the trust’s Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing includes the following items: cover letter, facing page, Part A, Part B, and Part C for the fund(s) referenced above.  This year, differences have not been tagged to reflect modifications and editorial changes made since the Parts A and Parts B were last filed. Blacklined copies of Parts A and Parts B will be provided under separate cover.

This filing serves to make other non-material changes.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group